GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP

INCLUDING PROFESSIONAL CORPORATIONS

200 Park Avenue, New York, New York 10166-0193

(212) 351-4000

www.gibsondunn.com

December 10, 2009

Direct Dial	Client Matter No.

(212) 351-4062	C 50615-00002

Fax No.

(212) 351-6202

VIA EDGAR AND HAND DELIVERY

Karl Hiller

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549-4628

Re:	Kraft Foods Inc.
Preliminary Proxy Statement on Schedule 14A (Amendment No. 1)
Filed November 25, 2009
Response Letter Dated November 25, 2009
File No. 001-16483

Dear Mr. Hiller:

On behalf of Kraft Foods Inc., a Virginia corporation (“Kraft Foods”), this letter responds to your letter, dated December 3, 2009, regarding the Preliminary Proxy Statement on Schedule 14A filed by Kraft Foods on November 9, 2009 and amended on November 25, 2009 (as amended from time to time, the “Proxy Statement”). Your comment is set forth in bold italics below, followed by Kraft Foods’ response. Kraft Foods intends to file a definitive proxy statement reflecting the comments described in this letter.

Schedule 14A Filed on November 25, 2009

Unaudited U.S. GAAP Pro Forma Financial Information, page 58

1.	We have read your response to prior comment 1. Please tell us whether you have

Mr. Karl Hiller

December 10, 2009

requested more current financial information from Cadbury Plc, specifically, covering the third quarter of its fiscal year 2009, and were denied. If this is your situation, we would expect prominent disclosure of this matter adjacent to all historical and pro forma financial information included in your filings, clarifying that you would ordinarily be required to provide more current financial information, with details of your interaction with Cadbury Plc and inability to obtain more current financial information from this entity.

On December 3, 2009, in connection with its Form S-4 filed on December 4, 2009 (Registration No. 333-163483), Kraft Foods requested certain financial information of Cadbury plc (“Cadbury”), including Cadbury’s current financial information covering the third quarter of fiscal 2009. As of the date hereof, Kraft Foods has received no response to this request. If Kraft Foods receives such information in a timely manner, it would compile pro forma combined financial data for the nine-month period ended September 30, 2009, and include it in the Proxy Statement.

Kraft Foods will add the following paragraph to the sections of the Proxy Statement entitled “Selected Unaudited Pro Forma Combined Financial Data” and “Unaudited U.S. GAAP Pro Forma Financial Information” (pages 19 and 58 of Amendment No. 1):

“We are not affiliated with Cadbury, and we have not had the cooperation of Cadbury’s management or due diligence access to Cadbury or its business or management. Therefore, non-public information concerning Cadbury’s business and financial condition was not available to us for the purpose of presenting pro forma combined financial data for the nine-month period ended September 30, 2009. We have requested current financial information from Cadbury, including financial information for the nine-month period ended September 30, 2009. We have not received and do not expect to receive such information. If we do receive such information in a timely manner, we would compile pro forma combined financial data for the nine-month period ended September 30, 2009, and include it in this Proxy Statement.”

If you should have any questions or further comments with respect to the Proxy Statement, please do not hesitate to contact me at the telephone number provided above, or, in my absence, Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 or James J. Moloney of Gibson, Dunn & Crutcher LLP at (949) 451-4343. Facsimile transmissions may be sent to (212) 351-6202.

Very truly yours,

/s/ Barbara L. Becker

Barbara L. Becker

Mr. Karl Hiller

December 10, 2009

cc:	Timothy R. McLevish
Chief Financial Officer
Kraft Foods Inc.
Three Lakes Drive
Northfield, Illinois 60093

Marc S. Firestone

Executive Vice President, Corporate & Legal Affairs and General Counsel

Kraft Foods Inc.

Three Lakes Drive

Northfield, Illinois 60093

Christina Chalk

Senior Special Counsel

Office of Mergers & Acquisitions